Exhibit 12.1

BFC Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands)
Earnings Available to Cover Fixed Charges:
Income (loss) from continuing operations before taxes	63,856	97,508	60,462	(6,662)	(135,463)
Income (loss) from equity investees	573	(76)	(186)	(1,256)	851
	64,429	97,432	60,276	(7,918)	(134,612)
Add: Fixed charges:
Interest on borrowings	$47,402	50,621	59,964	78,277	95,097
Interest portion of rent expense	4,271	3,593	4,634	6,582	7,414
Total fixed charges (1)	51,673	54,214	64,598	84,859	102,511
Earnings (loss) available to cover fixed charges	$116,102	151,646	124,874	76,941	(32,101)
Ratio of earnings (loss) to fixed charges	2.25	2.80	1.93	0.91	(0.31)

(1)

Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.